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Exhibit 12.3

Orange and Rockland Utilities, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges
(Millions of Dollars)

	For the Nine Months Ended September 30, 2003	For the Twelve Months Ended December 31,
		2002	2001	2000	1999	1998
Earnings
Net Income	$34	$45	$40	$39	$15	$45
Federal Income & State Tax	24	24	26	25	40	25

Total Earnings Before Federal and State Income Tax	58	69	66	64	55	70
Fixed Charges*	17	30	26	27	35	37

Total Earnings Before Federal and State Income Tax and Fixed Charges	$75	$99	$92	$91	$90	$107

* Fixed Charges
Interest on Long-Term Debt	14	20	21	22	26	24
Amortization of Debt Discount, Premium and Expense	1	1	1	1	1	1
Interest Component of Rentals	1	2	1	1	3	3
Other Interest	1	7	3	3	5	9

Total Fixed Charges	$17	$30	$26	$27	$35	$37

Ratio of Earnings to Fixed Charges	4.4	3.3	3.5	3.4	2.5	2.9

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  Exhibit 12.3